Exhibit 99.1

Crescent Point Announces Sale of Uinta Basin and Non-Core Saskatchewan Assets for Cash Proceeds of $912 Million

CALGARY, Sept. 3, 2019 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce that it has entered into definitive agreements with select parties to sell its Uinta Basin asset in its entirety and certain southeast Saskatchewan conventional assets for total cash consideration of approximately $912 million.

KEY HIGHLIGHTS

  Agreements to sell 27,000 boe/d of upstream assets for approximately 4.7 times cash flow.
  Net debt expected to improve to approximately $2.75 billion at year-end 2019, down from $4.40 billion prior to the changes in senior management in 2018. Transactions strengthen balance sheet and lower pro-forma net debt to adjusted funds flow ratio by approximately 0.4 times.
  Accretive to debt-adjusted funds flow per share by approximately 11 percent, while also improving the corporate operating netback by approximately five percent, lowering the capital required to sustain annual production and enhancing the Company's financial flexibility.
  Increases Crescent Point's ability to continue executing its share repurchase program, with approximately $100 million of incremental share repurchases budgeted for the remainder of 2019, based on guidance at current strip prices.
  Continue to advance disciplined disposition program, including the monetization of certain infrastructure assets.

"Since we established our transition plan in September 2018, we have meaningfully improved the sustainability of our business model by revising our capital allocation process, lowering our cost structure and strengthening our balance sheet," said Craig Bryksa, President and CEO of Crescent Point. "The sale of the Uinta Basin and certain conventional assets is accretive for our shareholders and aligned with the key criteria we established for our asset portfolio. These transactions are a considerable step forward in our ongoing plan to focus our asset base."

UINTA BASIN ASSET DISPOSITION

During first quarter 2019, Crescent Point initiated a sales process for its Uinta Basin asset. This process has resulted in the successful execution of a purchase and sale agreement to sell the entirety of the Company's Uinta Basin position to a private operator for total cash consideration of approximately $700 million (US$525 million), before closing adjustments.

Crescent Point's Uinta Basin asset includes approximately 350 net sections of undeveloped land, 123.1 million boe ("MMboe") of Proved Plus Probable ("2P") reserves and 29.5 MMboe of Proved Developed Producing ("PDP") reserves. These reserves are based on the Company's independent engineers' evaluation and price forecast as at December 31, 2018.

Based on the above expectations and approximately 20,000 boe/d (75% crude oil and 85% total liquids) of forecast production in 2020, before royalties, the transaction metrics are approximately as follows:

  4.8 times cash flow at current strip prices, based on an operating netback of $20.05 per boe;
  $35,000 per producing boe;
  $16.75 per 2P boe, including future development capital ("FDC") of approximately $1.36 billion, as assessed by independent engineers; and
  $1,300 per acre of undeveloped land or $3,100 per acre of undeveloped land with recognized drilling locations, net of PDP reserves value of $404 million using independent reserves at current strip pricing.

Crescent Point expects to generate improved corporate returns and a stronger operating netback from lower royalties and reduced expenses as a result of this disposition. The capital expenditures required to sustain the Company's annual production are also expected to improve due to a shallowing of the corporate decline rate.

BMO Capital Markets and CIBC Capital Markets acted as Crescent Point's financial advisors on this transaction and each provided a fairness opinion to the Board of Directors, subject to the assumptions, qualifications and limitations contained therein. Tudor, Pickering, Holt & Co. represented the Company as its strategic advisor. The sale is expected to be completed in October 2019, subject to the satisfaction of normal closing conditions and the receipt of regulatory approvals.

SOUTHEAST SASKATCHEWAN CONVENTIONAL ASSET DISPOSITION

The conventional assets being sold include approximately 7,000 boe/d of current production (70% crude oil and 85% total liquids) and 49.2 MMboe of 2P reserves. These reserves are based on the Company's independent engineers' evaluation and price forecast as at December 31, 2018.

These conventional assets operate with a higher operating cost structure and generate an operating netback that is approximately 30 percent below Crescent Point's corporate average. Additionally, the future decommissioning liabilities associated with these non-core assets are higher than those associated with the Company's key focus areas.

The transaction metrics are approximately as follows:

  4.5 times 2020 cash flow at current strip prices, based on an operating netback of $18.55 per boe;
  $30,000 per producing boe; and
  $9.80 per 2P boe, including FDC of approximately $270 million, as assessed by independent engineers.

National Bank Financial Inc. and Scotiabank acted as Crescent Point's financial advisors for these transactions. The agreements are expected to close late third quarter 2019, subject to the satisfaction of typical closing conditions and regulatory approvals.

TRANSITION PLAN AND ONGOING PORTFOLIO OPTIMIZATION

In September 2018, new management established a transition plan centered on its key value drivers of disciplined capital allocation, cost efficiencies and balance sheet improvement. The Company has successfully shifted its corporate strategy and capital allocation process, realigned its focus on generating stronger returns, realized cost improvements throughout the organization and materially enhanced its financial flexibility.

Including today's announcement, Crescent Point has now executed a total of over $1.3 billion in asset dispositions since the change in senior management and approximately $975 million of asset dispositions in 2019 alone.

The Company continues to pursue additional asset sales, including the balance of its southeast Saskatchewan conventional assets, and the monetization of its Saskatchewan gas infrastructure assets, the process for which continues to progress. The Company will remain disciplined and flexible as it seeks to create additional value for its shareholders.

UPDATED 2019 GUIDANCE

Crescent Point's revised guidance for 2019 incorporates the announced asset dispositions and includes annual average production of 160,000 to 164,000 boe/d. The Company's capital expenditures of $1.2 to $1.3 billion remains unchanged based on the planned spending profile for the disposed assets during the remainder of the year, as previously budgeted.

Crescent Point expects to conclude its 2019 capital expenditures budget for its Uinta Basin asset during September 2019. This program includes the fracture stimulation and completion of a number of previously drilled two-mile horizontal wells as part of the Company's multi-well pad development program. Crescent Point expects these eight (seven net) two-mile horizontal wells to be brought on-stream prior to the transaction closing in late third quarter, resulting in forecast production of over 22,000 boe/d from the asset at closing.

The Company's original 2019 budget allocated approximately $150 million in total to its Uinta Basin asset in comparison to approximately $200 million of estimated capital required to sustain annual production of approximately 20,000 boe/d in 2020. The southeast Saskatchewan conventional assets being sold would require estimated capital of approximately $25 million to sustain annual production of approximately 7,000 boe/d in 2020. As a result of these dispositions, the required capital expenditures to sustain annual production, as a percentage of Crescent Point's cash flow, is expected to improve.

The Company's revised 2019 guidance also incorporates the impact of converting additional producing wells to waterflood injectors as part of its commitment to decline mitigation. Crescent Point is now targeting approximately 175 to 200 injection well conversions in 2019 compared to its original budget of approximately 145 conversions.

The Company does not expect to incur any cash taxes resulting from the announced asset dispositions.

BALANCE SHEET AND SHARE REPURCHASE PROGRAM

As a result of its significant disposition program to date and enhanced free cash flow generation in 2019, Crescent Point's net debt and leverage ratios continue to improve. Based on strip prices and the announced dispositions, total net debt is expected to be reduced to approximately $2.75 billion at year-end 2019, resulting in a pro-forma net debt to adjusted funds flow ratio that is lower by approximately 0.4 times.

The Company is in a strong position to continue executing its share repurchase program in 2019 and currently budgets approximately $125 million for accretive share repurchases during the year, based on guidance at current strip prices. This implies approximately $100 million of incremental share repurchases during the remainder of 2019. Management will continually assess its allocation of excess cash flow, including additional share repurchases, as it further strengthens its balance sheet.

The Company's current share price continues to trade at a significant discount compared to the fundamental underlying value of its common shares. The announced asset dispositions are expected to be accretive by over 20 percent on a PDP basis to the Company's net asset value per share, excluding land and seismic, based on current strip commodity prices. As a result of these transactions, Crescent Point expects to realize an after-tax loss on the sale, or impairment, within its third quarter 2019 financial results that equates to less than three percent of the value of its total net property, plant and equipment as at June 30, 2019.

HEDGING

Based on the announced dispositions, Crescent Point expects approximately 49 percent of its oil and liquids production, net of royalty interest, to be hedged upon closing in fourth quarter and approximately 35 percent in 2020. The Company will remain disciplined in its approach to layering on additional hedges, taking into account commodity prices and its ongoing asset disposition program.

CONFERENCE CALL DETAILS

Crescent Point management will host a conference call on Tuesday, September 3, 2019, at 11:00 a.m. MDT (1:00 p.m. EDT) to discuss the Company's asset dispositions and outlook.

Participants can listen to this event online at: https://event.on24.com/wcc/r/2038229/4E7B63991413CE3D8761994554595E5C. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay approximately one hour following completion of the call and can be accessed on Crescent Point's website on the conference calls and webcasts page.

2019 BUDGET AND GUIDANCE SUMMARY

Total average annual production (boe/d) % Oil and NGLs	Prior 168,000 to 172,000 91%	Revised 160,000 to 164,000 91%
Total Capital expenditures ($ millions) (1) Drilling and development (%) Facilities and seismic (%)	$1,200 to $1,300 90% 10%	$1,200 to $1,300 90% 10%
(1) Capital expenditures excludes any potential net property and land acquisitions and approximately $35 million of capitalized G&A.

Crescent Point is a leading North American light oil producer, driven to enhance shareholder returns by cost-effectively developing a focused asset base in a responsible and sustainable manner.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "net debt", "net debt to adjusted funds flow", "free cash flow", "excess cash flow" and "operating netback". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Net debt to adjusted fund flow is calculated as the period end net debt divided by the sum of adjusted funds flow for the trailing four quarters. The ratio of net debt to adjusted funds flow is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Excess cash flow is calculated as free cash flow less dividends. Management utilizes free cash flow and excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Operating netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Notice to US Readers

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of "probable reserves" and "possible reserves" (each as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves and permits optional disclosure of "possible reserves", each as defined in NI 51-101. Accordingly, "proved reserves", "probable reserves" and "possible reserves" disclosed in this news release may not be comparable to US standards, and in this news release, Crescent Point has disclosed reserves designated as "proved plus probable reserves". Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. "Possible reserves" are higher risk than "probable reserves" and are generally believed to be less likely to be accurately estimated or recovered than "probable reserves". In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.  Consequently, Crescent Point's reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts. All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements and Other Matters

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: the agreement to sell the Uinta Basin asset and the non-core Saskatchewan assets (the "Sale") and the expected proceeds therefrom; the expected cash flow multiple, debt-adjusted per share accretion and adjusted funds flow accretion associated with the Sale; the expected impact of the Sale on net debt at year-end 2019; the expectation that the Sale will further enhance the Company's financial flexibility and ability to continue to execute its share buyback program; the Sale lowering the Company's capital requirements and improving netback; the Company continuing to advance its disciplined disposition program, including the monetization of certain infrastructure assets; the reserves associated with the assets being sold; future decommissioning liabilities; the expected 2020 production associated with the assets being sold; the expected metrics associated with the Sale, including the cash flow multiple at current strip prices, operating netback, the price per producing boe, the price per 2P boe, and the price per acre for both undeveloped and developed land, and the key assumptions used to estimate such metrics; the expectation that the Sale will be accretive to PDP, excluding land and seismic at strip commodity prices; the expectation that the Company will realize an after-tax loss on sale, or impairment, within its third quarter 2019 financial results that equates to less than three percent of its total net property, plant and equipment as at June 30, 2019 the expectation that the Sale will not result in any cash taxes being due; the expectation that the Sale will result in the Company generating improved corporate returns, operating netback and enhanced sustainability due to lower royalties and reduced expenses; the expectation that the Company's capital expenditures requirement to sustain annual production will improve following the Sale as a result of a shallowing of the Company's decline rate; the focus of the transition plan the expected closing date for the Sale; management's plan to remain disciplined and flexible as it seeks to create additional value for its shareholders and its pursuit  of additional asset sales; the Company's revised annual average production and capital expenditures expectations for 2019; the Company's expectation that its 2019 capital expenditures budget for the assets being sold will be completed during September 2019 and the key components of the budget; the Company's expected timing to bring certain Utah wells on-stream and the expected production from the Utah Basin asset; the expectation that the Company's ratio of required annual capital expenditures to sustain annual production as a percentage of cash flow will improve following the Sale; the Company's target for injection well conversions in 2019; the Company's expectation that it will not incur any cash tax from the Sale; the Company's expected year-end 2019 net debt to adjusted funds flow ratio; the Company's 2019 budget for share repurchases based on guidance at current strip prices and the Company's plan to continually assess its allocation of excess cash flow as it further strengthens its balance sheet; the Company's hedging expectations for the fourth quarter of 2019 and 2020 along with the Company's plan to remain disciplined in its approach to layering on additional hedges and the Company's 2019 budget and guidance summary including production and capital expenditures.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

Unless otherwise noted, reserves referenced herein are given as at December 31, 2018. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2018, which is accessible at www.sedar.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2018 under "Risk Factors", our Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended June 30, 2019 under "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2018, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended June 30, 2019 under the headings "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policy" and "Outlook". In addition, risk factors include: regulatory authority approval risk for the Sale; the risk that the Sale fails to close, or that it closes on terms other than those expected; the benefits of the Sale failing to materialize as expected; financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions, including changes in laws and regulations and the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to all oil and gas interests and operations on tribal lands; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market  volatility; failure to realize the anticipated benefits of acquisitions and dispositions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of Crescent Point. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

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CO: Crescent Point Energy Corp.

CNW 07:44e 03-SEP-19